enerPLUS

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

January 15, 2015

Enerplus to Present at the 2015 CIBC Institutional Investor Conference at Whistler, BC

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Eric Le Dain, Senior Vice President, Corporate Development, Commercial, will provide an update on Enerplus at the CIBC 18th Annual Institutional Investor Conference in Whistler, British Columbia on Thursday, January 22, 2015 at 2:40 PM PST (3:40 PM MST). Investors are invited to listen to a live audiocast of the discussion at:

https://webcasts.welcome2theshow.com/cibcwhistler2015

To ensure timely participation, please log in 15 minutes prior to the start time to register for the event. The audiocast will be available for 90 days following the event.

Enerplus is a North American energy producer with a portfolio of high-quality, low-decline oil and gas assets, complemented by growth assets in resource plays with superior economics. We are focused on creating value for our investors through the successful development of our properties that deliver competitive returns comprised of monthly income and organic growth.

For further information please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation